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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  FORM 11-K

                                ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

(MARK ONE)

    [X]             ANNUAL REPORT PURSUANT TO SECTION 15(d)
           OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                                      OR

    [ ]         TRANSITION REPORT PURSUANT TO SECTION 15(d)
           OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
    FOR THE TRANSITION PERIOD FROM __________________ TO ________________


                       COMMISSION FILE NUMBER : 1-11396


A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                  JOHN ALDEN EMPLOYEE SAVINGS INCENTIVE PLAN

B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:


                       JOHN ALDEN FINANCIAL CORPORATION
                         7300 CORPORATE CENTER DRIVE
                          MIAMI, FLORIDA 33126-1223






                              PAGE 1 OF 20 PAGES
                       EXHIBIT INDEX APPEARS ON PAGE 19

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


               JOHN ALDEN EMPLOYEE SAVINGS INCENTIVE PLAN

                           TABLE OF CONTENTS


                                                             Page No.
                                                             --------

Report of Independent Certified Public Accountants..............3

Financial Statements:

     Statements of Net Assets Available for
     Benefits, with Fund Information, as of
     December 31, 1997 and 1996.................................4

     Statements of Changes in Net Assets
     Available for Benefits, with Fund Information,
     for the years ended December 31, 1997 and 1996.............6

     Notes to Financial Statements..............................8

Additional Information - Supplemental Schedules:

     Schedule I - Schedule of Assets Held for
     Investment as of December 31, 1997........................14



Schedules other than those listed above have been omitted since they are not applicable or the required information is shown in the Financial Statements or related notes.

          Report of Independent Certified Public Accountants

To the Salary and Benefits Committee and Participants of the John Alden Employee Savings Incentive Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the John Alden Employee Savings Incentive Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in
Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. Schedule I and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 3, on March 9, 1998 John Alden Financial Corporation entered into an agreement for the sale of the Company to a wholly-owned subsidiary of Fortis, Inc. which may result in the termination of the Plan. These financial statements do not reflect any adjustments that may result from the termination of the Plan.


/s/ Price Waterhouse LLP
------------------------
PRICE WATERHOUSE LLP
Miami, Florida
June 24, 1998

                   JOHN ALDEN EMPLOYEE SAVINGS INCENTIVE PLAN
        STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1997

                                                                                    Fund Information
                                                           -------------------------------------------------------------------
                                                              Money             Fixed                              Company
                                                              Market            Income            Equity            Stock
                                             Total             Fund              Fund              Fund              Fund
                                          ------------     ------------       ------------      ------------      ------------
ASSETS

Investments at fair value:
  Short-term investments                  $14,219,026       $12,999,202       $   677,392       $   484,055        $   58,377
  Bonds                                    10,774,088                --        10,774,088               --                --
  Common stock                             53,919,055                --                --        51,403,677         2,515,378
Loans receivable from
   participants                             2,905,070         1,410,585           649,366           698,567           146,552
Accrued investment income                     386,096           146,027           175,102            52,209            12,758
                                          -----------       -----------       -----------       -----------       -----------
Total assets available for
   benefits                                82,203,335        14,555,814        12,275,948        52,638,508         2,733,065



LIABILITIES

Unsettled trade payables                      499,520           499,520                --                --                --
                                          -----------       -----------       -----------       -----------       -----------

Net assets available for
   benefits                               $81,703,815       $14,056,294       $12,275,948       $52,638,508       $ 2,733,065
                                          ===========       ===========       ===========       ===========       ===========









      The accompanying notes are an integral part of these financial statements.

                   JOHN ALDEN EMPLOYEE SAVINGS INCENTIVE PLAN
        STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1996

                                                            Fund Information
                                           ----------------------------------------------------
                                              Money         Fixed                    Company
                                             Market        Income       Equity        Stock
                                 Total        Fund          Fund         Fund         Fund
                              ------------ ------------  ------------ ------------ ------------
ASSETS

Investments at fair
 value:
  Short-term investments     $16,760,413  $14,163,700    $   152,661   $ 2,407,717   $   36,335
  Bonds                       11,699,888           --     11,699,888            --           --
  Common stock                40,173,882           --             --    37,476,767    2,697,115
Loans receivable from
   participants                3,027,318    1,433,422        689,222       780,157      124,517
Accrued investment
   income                        459,752      194,090        193,972        54,095       17,595
                             -----------  -----------    -----------   -----------   ----------
Net assets available for
   benefits                  $72,121,253  $15,791,212    $12,735,743   $40,718,736   $2,875,562
                             ===========  ===========    ===========   ===========   ==========

















      The accompanying notes are an integral part of these financial statements.

                  JOHN ALDEN EMPLOYEE SAVINGS INCENTIVE PLAN
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                             WITH FUND INFORMATION
                         YEAR ENDED DECEMBER 31, 1997


                                                                             Fund Information
                                                          ----------------------------------------------------------
                                                             Money          Fixed                        Company
                                                             Market         Income         Equity         Stock
                                           Total              Fund           Fund           Fund          Fund
                                      --------------      -------------   ------------   ------------   --------------

Net investment income:
 Interest                             $ 1,816,098         $   796,413     $   828,286    $   179,541     $   11,858
 Dividends                                678,709                  --              --        624,533         54,176
 Realized gains (losses)               12,755,936              12,601          35,592     12,747,949        (40,206)
 Change in unrealized
  appreciation/depreciation
  in fair value of investments          1,396,078               8,268         208,836        383,464        795,510
                                      ------------        ------------    ------------   ------------   ------------
   Total net investment
     income                            16,646,821             817,282       1,072,714     13,935,487        821,338
                                      ------------        ------------    ------------   ------------   ------------

Contributions:
 Employee                               5,737,025             417,377       1,104,563      3,859,978        355,107
 Employer                               2,355,591             839,150         326,053      1,071,788        118,600
                                      ------------        ------------    ------------   ------------   ------------
   Total contributions                  8,092,616           1,256,527       1,430,616      4,931,766        473,707


Interfund transfers, net                       --            (417,983)       (187,048)     1,577,287       (972,256)
                                      ------------        ------------    ------------   ------------   ------------

   Total inflows                       24,739,437           1,655,826       2,316,282     20,444,540        322,789
                                      ------------        ------------    ------------   ------------   ------------

Withdrawals and
  distributions                       (14,587,192)         (3,305,758)     (2,669,172)    (8,200,895)      (411,367)
Forfeiture                               (560,163)            (83,123)       (104,915)      (318,512)       (53,613)
Other outflows                             (9,520)             (1,863)         (1,990)        (5,361)          (306)
                                      ------------        ------------    ------------   ------------   ------------


Total outflows                        (15,156,875)         (3,390,744)     (2,776,077)    (8,524,768)      (465,286)
                                      ------------        ------------    ------------   ------------   ------------


Net increase (decrease) in net
  assets available for benefits         9,582,562          (1,734,918)       (459,795)    11,919,772       (142,497)
                                      ------------        ------------    ------------   ------------   ------------

Net assets available for benefits:
 Beginning of period                   72,121,253          15,791,212      12,735,743     40,718,736      2,875,562
                                      ------------        ------------    ------------   ------------   ------------
 End of period                        $81,703,815         $14,056,294     $12,275,948    $52,638,508    $ 2,733,065
                                      ============        ============    ============   ============   ============


  The accompanying notes are an integral part of these financial statements.

                  JOHN ALDEN EMPLOYEE SAVINGS INCENTIVE PLAN
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                             WITH FUND INFORMATION
                         YEAR ENDED DECEMBER 31, 1997


                                                                            Fund Information
                                                       ------------------------------------------------------------
                                                           Money          Fixed                          Company
                                                          Market          Income         Equity           Stock
                                           Total           Fund            Fund           Fund            Fund
                                       --------------  --------------  -------------  --------------  --------------

Net investment income (loss):
 Interest                              $ 1,925,377     $   779,303    $   866,673    $   263,339      $   16,062
 Dividends                                 640,835              --             --        574,795          66,040
 Realized gains (losses)                    98,078          57,160        (18,196)       137,648         (78,534)
 Change in unrealized
  appreciation/depreciation
  in fair value of investments           5,860,473         (19,565)      (332,394)     6,499,466        (287,034)
                                       ------------    ------------   ------------   ------------     -----------
   Total net investment
     income (loss)                       8,524,763         816,898        516,083      7,475,248        (283,466)
                                       ------------    ------------   ------------   ------------     ------------

Contributions:
 Employee                                5,878,798         966,722      1,164,247      3,256,784         491,045
 Employer                                2,372,243         407,497        456,998      1,309,820         197,928
                                       ------------    ------------   ------------   ------------     -----------
   Total contributions                   8,251,041       1,374,219      1,621,245      4,566,604         688,973

Interfund transfers, net                        --         556,147       (841,376)       935,668        (650,439)
Other inflows                               12,261           2,567          2,404          6,906             384
                                       ------------    ------------   ------------   ------------     -----------

   Total inflows                        16,788,065       2,749,831      1,298,356     12,984,426        (244,548)
                                       ------------    ------------   ------------   ------------     ------------

Withdrawals and
  distributions                         (8,440,518)     (1,965,790)    (1,853,357)    (4,228,545)       (392,826)
                                       ------------    ------------   ------------   ------------     -----------

   Total outflows                       (8,440,518)     (1,965,790)    (1,853,357)    (4,228,545)       (392,826)
                                       ------------    ------------   ------------   ------------     -----------

Net increase (decrease) in net
  assets available for benefits          8,347,547         784,041       (555,001)     8,755,881        (637,374)
                                       ------------    ------------   ------------   ------------     -----------

Net assets available for benefits:
 Beginning of period                    63,773,706      15,007,171     13,290,744     31,962,855       3,512,936
                                       ------------    ------------   ------------   ------------     -----------
 End of period                         $72,121,253     $15,791,212    $12,735,743    $40,718,736      $2,875,562
                                       ============    ============   ============   ============     ===========


  The accompanying notes are an integral part of these financial statements.

               JOHN ALDEN EMPLOYEE SAVINGS INCENTIVE PLAN
                     NOTES TO FINANCIAL STATEMENTS


NOTE 1 - THE PLAN

The following description of the John Alden Employee Savings Incentive Plan (the "Plan") provides general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan, originally effective on October 10, 1980 and amended effective January 1, 1993, is a defined contribution savings plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and is exempt from federal and state income taxes. The Plan covers substantially all of the employees of John Alden Financial Corporation and its subsidiaries ("JAFCO" or the "Company"). Prior to January 1, 1995, employees became eligible to participate in the Plan on any January 1 or July 1 following one year of service. Effective January 1, 1995, the Plan was amended to eliminate the one year of service requirement. Effective December 1, 1995, the one year of service requirement was reinstated.

Certain members of management of the Company are named as Trustees of the Plan by the Board of Directors of the Company. The Plan is administered by a committee (the "Committee") appointed by the Board of Directors of the Company. As provided by the Plan, the Committee has appointed Bankers Trust Company of New York ("Bankers Trust"), an outside firm, as custodian for the Plan. Plan investments and employee and employer contributions are held in a custodial account established under the Custodial Agreement with Bankers Trust.

Tax Status

The Plan has received a determination letter indicating the Plan's design meets the requirements for tax exempt status under Section 401(k) of the Internal Revenue Code ("IRC"). As a result of certain amendments to the Plan adopted in 1993, the Plan filed for an updated determination letter covering the amended Plan's tax status.

In April 1995, the Plan received a determination letter indicating the design of the Plan, as amended in 1993, is qualified under Section 401(k) of the IRC, subject to the implementation of certain agreed-upon amendments, which have been adopted. The Plan sponsor believes the Plan, as currently designed and operated, is in compliance with the applicable requirements of the IRC.

Contributions

A participant may elect to contribute from 1% to 14% of pre-tax or after-tax compensation, subject to certain dollar amount limits, through payroll deductions. The contributions of certain highly compensated employees are limited to 6% of pre-tax compensation and by Internal Revenue Service annual limitations. For pre-tax contributions, the employee's taxable income is reduced by the amount contributed as provided under Section 401(k) of the IRC.

The Plan provides for minimum Company contributions equal to 50% of the first 6% of the contributions made by participating employees with at least one year of service. Supplemental annual Company matching contributions may be made at the discretion of the Company based on the Company's profits.

A participant may elect to suspend contributions at any time. Suspension of employee contributions, however, will result in suspension of employer contributions during that period. A participant may resume contributions on the first day of the following calendar quarter.

The Plan is a tax-deferred plan under federal law, and is subject to a non-discriminatory test. If the test is not met, a portion of the contributions and related earnings made by higher paid employees will not be tax deferred and will be considered taxable income to such employees.

Participant Accounts

Each participant's account is credited with the participant's contributions, Company contributions and allocations of (a) Plan earnings, based on participant account balances, and (b) forfeitures of terminated participants' nonvested funds, based on the participant's contributions to the Plan. Each participant is entitled to vested benefits in the amount of the participant's vested account balance.

Investment Options

Participants may invest contributions and transfer account balances among four investment funds, as follows:

1. Money Market Fund - invested primarily in money market instruments with maturities of less than one year.

2. Fixed Income Fund - invested in fixed-rate securities and short-term investments.

3. Equity Fund - invested in equities such as common stock and short-term investments.

4. Company Stock Fund - invested primarily in common stock of John Alden Financial Corporation.

Participants may elect to invest contributions in a single fund, or may elect to split the contributions in multiples of 25%, among any of the four funds. At December 31, 1997, the number of employees participating in each fund was as follows: Money Market Fund, 924; Fixed Income Fund, 1,109; Equity Fund, 1,655; Company Stock Fund, 454.

At December 31, 1997, net assets available for benefits to participants who have terminated employment with the Company aggregated $13,191,363. At December 31, 1997, net assets available for benefits relating to individuals who have elected to withdraw from the Plan but have not yet been paid aggregated $2,982,502.

Vesting

Plan participants are 100% vested in the employee contribution amounts. Plan participants become vested in the employer contributions according to the following vesting schedule:

               Years of                    Vested
           Vesting Service               Percentage
           -----------------          -----------------
             Less than 2                     0%
                 2-3                        30%
                 3-4                        60%
              4 or more                    100%

Participants are considered to have obtained one year of vesting service for each full 12 month period of employment following the date of hire.

Withdrawals

Withdrawals from participant accounts including any earnings thereon are permitted, but are limited to once every 12 months. Certain withdrawals from participant accounts are allowed for financial hardship only (in accordance with IRS regulations). Basic or additional contributions will be suspended for a one year period following a hardship withdrawal.

Loans

The Plan allows participants to borrow the lesser of a) 50% of their total vested balance in all investment funds or b) $50,000, after reduction of the excess of certain outstanding loan balances, if any. Such loans are to be repaid through payroll deductions over a term not to exceed ten years and may be prepaid at the participant's option. These loans bear interest at a rate based on the then prevailing rates charges by financial institutions.

Distributions

A participant becomes entitled to their contributions, vested Company contributions and all investment earnings in the event of retirement, death, disability or termination of employment.

Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their participant accounts.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis and include management estimates and assumptions that affect the recorded amounts.

Valuation of Investments

Investments are stated at fair value. Investment transactions are accounted for on a trade date basis. Gain or loss on the sale of investments is computed on the average cost method. Investments with initial maturities of less than one year are considered to be short-term.

The fair market value of each fund's investments are determined as follows:

(1) Money Market Fund - Short-term investments are valued at cost, which approximates market value. U.S. Government and agency obligations, commercial paper and corporate bonds are carried at market prices as of the valuation date.

(2) Fixed Income Fund - U.S. Government securities and other fixed income securities are valued at fair value based on quoted market prices or current market yields for investments with similar characteristics such as maturity, coupon rate and credit quality, as determined by an independent source. Short-term investments are valued at cost, which approximates market value.

(3) Equity Fund - Securities traded on national securities exchanges are valued at the last reported sales price as of the valuation date; securities traded in the over-the-counter market and listed securities for which no sales were reported on the valuation date are valued at the last reported bid price. Short-term investments are valued at cost, which approximates market value.

(4) Company Stock Fund - JAFCO common stock is valued at the last reported sales price as reported on the New York Stock Exchange on the valuation date. Short-term investments are valued at cost, which approximates market value.

Loans

Loans are disbursed from participants' fund balances on a pro-rata basis. Loan repayments are allocated to participants' fund balances based upon the individual's investment fund election at the time of repayment. Loans receivable and interest earned on loan balances are allocated to funds on a pro-rata basis using relative loan repayment and disbursement activity during the respective period.

NOTE 3 - ANTICIPATED SALE OF THE COMPANY

On March 9, 1998, the Company entered into an agreement to merge with a wholly-owned subsidiary of Fortis, Inc. ("Fortis"), a wholly-owned subsidiary of Fortis Amev, Netherlands, and Fortis AG, Belgium, as a result of which, among other things, the Company will become a wholly-owned subsidiary of Fortis and each outstanding share of the Company's common stock will be converted into the right to receive $22.50 in cash. Consummation of the merger is subject to regulatory and stockholder approvals, as well as other customary terms and conditions. It is anticipated that the merger will be consummated during 1998. If the merger with Fortis is consummated, the Plan may be terminated.

NOTE 4 - INVESTMENT TRANSACTIONS

For the years ended December 31, 1997 and 1996, the Plan's investments (including realized gains and losses on investments sold during the year) appreciated (depreciated) in value as follows:

                                         Year Ended December 31,
                                  --------------------------------------
                                        1997                1996
                                  ------------------  ------------------

      Short-term investments      $     20,869        $   (59,135)
      Bonds                            244,428           (332,394)
      Common stock                  13,886,717          6,350,080
                                  ------------        -----------
                                  $ 14,152,014        $ 5,958,551
                                  ============        ===========

NOTE 5 - ADMINISTRATION OF PLAN ASSETS

The Plan's assets are held by Bankers Trust, the custodian for the Plan. Bankers Trust also performs other administrative services for which fees were paid in 1997 and 1996 by the Company. John Alden Asset Management Company ("JAAMCO"), an indirectly wholly-owned subsidiary of the Company, was the investment manager of the Plan during 1997 and 1996. JAAMCO managed the Plan's investments in accordance with the investment guidelines set forth by the Trustees. JAAMCO received no fees for these services. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. On March 31, 1998, BT Alex Brown assumed management of the Plan's investments. Fees paid to BT Alex Brown to manage the Plan's investments will be paid by the Company.

               JOHN ALDEN EMPLOYEE SAVINGS INCENTIVE PLAN             SCHEDULE I
    ADDITIONAL INFORMATION - SCHEDULE OF ASSETS HELD FOR INVESTMENT
                           DECEMBER  31, 1997


                                                                                  NUMBER OF
                                                                                  SHARES OR                           FAIR
     IDENTITY OF ISSUE, BORROWER, ETC.                   RATE        MATURITY    FACE AMOUNT           COST           VALUE
---------------------------------------------          ---------    ----------   -----------      -------------    -----------
Money Market Fund
-----------------

  Short-Term Investments:


    Bankers Trust Pyramid Fund                             5.700          N/A   $  1,781,387      $  1,781,387   $  1,781,387


  U.S. Governments and Agency Obligations:
    Federal Home Loan Banks                                5.250     05/26/98        400,000           398,875        398,248
    Federal Home Loan Mortgage Corporation                 4.650     03/11/98        500,000           494,844        499,065
                                                                                -------------     -------------  -------------

      Total U.S. Governments and Agency Obligations                                  900,000           893,719        897,313
                                                                                -------------     -------------  -------------

  Commercial Paper:

    American Bankers Insurance                             5.840     01/06/98        500,000           494,809        494,809
    Carpenter Technology Corporation                       5.900     01/13/98        500,000           494,346        494,346
    Circus Circus Enterprises                              6.000     01/17/98        500,000           495,917        495,917
    Conagra                                                5.700     01/02/98        500,000           493,667        493,667
    Deutsche Bank                                          5.500     10/30/97        475,000           475,000        475,000
    Houston Industry Incorporated                          5.880     01/15/98        500,000           495,018        495,018
    Illinois Power Company                                 5.850     01/20/98        500,000           493,906        493,906
    Tyson Foods                                            5.850     01/08/98        500,000           495,938        495,938
                                                                                -------------     -------------  -------------

      Total Commercial Paper                                                       3,975,000         3,938,601      3,938,601
                                                                                -------------     -------------  -------------

  Corporate Bonds and Debentures:

    Commercial Credit Group Inc.                           5.500     05/15/98        500,000           499,355        499,090
    Gannet Corporation                                     5.250     03/01/98        200,000           199,200        199,758
    General Electric Capital                               5.750     11/10/98        500,000           499,200        498,125
    General Motors Acceptance Corporation                  5.375     01/09/98        500,000           498,450        499,980
    Georgia Power Company                                  5.500     04/01/98        500,000           497,490        499,545
    Glatfeltter (P.H.)                                     5.875     03/01/98        350,000           349,738        349,934
    IBM Corporation                                        5.670     01/28/98        500,000           500,000        499,965
    International Lease Financial                          5.920     01/15/98        500,000           499,550        500,010
    Lehman Brothers Hldg Inc                               5.750     02/15/98        650,000           649,520        649,851
    Northwestern Bell                                      4.875     06/01/98        290,000           287,489        288,857
    Pacific Gas & Electric Company                         5.375     08/01/98        500,000           497,450        498,400
    Salomon Brothers                                       5.900     06/15/98        300,000           299,850        299,784
    Southern Bell Telephone                                4.370     03/01/98        100,000            98,770         99,782
    Wal Mart Stores Incorporated                           5.500     03/01/98        500,000           499,138        499,515
    West Pennsylvania Power Company                        5.500     06/01/98        500,000           498,535        499,305
                                                                                -------------     -------------  -------------
      Total Corporate Bonds and Debentures                                         6,390,000         6,373,735      6,381,901
                                                                                -------------     -------------  -------------





                                                                                -------------     -------------  -------------
      Total Money Market Fund Investments                                       $ 13,046,387      $ 12,987,442   $ 12,999,202
                                                                                =============     =============  =============





                   14                            Page 1 of 4

                  JOHN ALDEN EMPLOYEE SAVINGS INCENTIVE PLAN          SCHEDULE I
        ADDITIONAL INFORMATION - SCHEDULE OF ASSETS HELD FOR INVESTMENT
                               DECEMBER  31, 1997


                                                                             NUMBER OF
                                                                             SHARES OR                         FAIR
         IDENTITY OF ISSUE, BORROWER, ETC.            RATE      MATURITY    FACE AMOUNT         COST           VALUE
---------------------------------------------------  ------    ----------  -------------    -------------  --------------
Fixed Income Fund
-----------------

   Short-Term Investments:

    Bankers Trust Pyramid Fund                        5.790          N/A   $    677,392     $    677,392    $    677,392
                                                                           -------------    -------------  --------------

   U.S. Governments and Agency Obligations:

    Federal Home Loan Banks                           6.100     03/22/99        100,000          100,000          99,937
    Federal Home Loan Banks                           5.490     02/01/01        300,000          300,000         296,718
    Federal Home Loan Mortgage Corporation            5.400     03/16/98        250,000          250,000         249,883
    Federal Home Loan Mortgage Corporation            6.200     04/15/03        250,000          251,719         253,008
    Federal Home Loan Mortgage Corporation            5.400     11/02/00        300,000          300,000         295,407
                                                                           -------------    -------------  --------------
      Total U.S. Governments and Agency Obligations                           1,200,000        1,201,719       1,194,953
                                                                           -------------    -------------  --------------

   Foreign Government Obligation:
    Quebec Providence Canada                          7.500     07/15/02        100,000           99,765         104,613


      Total U.S. & Foreign Governments and
                                                                           -------------    -------------  --------------
      Agency Obligations                                                      1,300,000        1,301,484       1,299,566
                                                                           -------------    -------------  --------------

   Corporate Bonds and Debentures:

    Discover Card Trust                               8.000     10/15/98        100,000           99,424         101,000
    Ahmanson  H F                                     7.875     09/01/04        200,000          195,236         213,824
    Alabama Power Co                                  6.750     02/01/03        200,000          197,750         201,790
    Allegheny Generating                              5.625     09/01/03        200,000          198,118         194,644
    American General Corporation                      6.250     03/15/03        100,000           97,483          99,168
    Aon Corporation                                   6.300     01/15/04        165,000          146,289         164,333
    Arkansas Power & Light Company                    7.900     11/01/02        100,000           99,314         102,747
    Associates Corporation North America              6.000     06/15/01        210,000          210,000         208,274
    Associates Corporation North America              5.250     03/30/00        200,000          198,158         196,356
    Bank Nova Scotia Halifax                          6.875     05/01/03        100,000           99,911         101,928
    Bank Of New York Incorporated                     6.625     06/15/03        200,000          198,200         202,562
    Bankamerica Corporation                           6.200     02/15/06        300,000          298,653         294,120
    Boeing Company                                    6.350     06/15/03        200,000          199,560         201,158
    Carnival Cruise Lines Incorporated                6.150     10/01/03        200,000          175,816         197,684
    Central Bancshares South Incorporated             7.000     05/01/03        200,000          196,168         203,618
    Central Power & Light Company                     7.000     02/01/01        100,000           94,655         100,815
    Enhance Financial Services                        6.750     03/01/03        300,000          289,341         300,759
    First Chicago Corporation                         6.875     06/15/03        200,000          197,222         205,016
    First Colony Corporation                          6.625     08/01/03        100,000           99,890         101,305
    First Union Corporation                           8.770     11/15/04        200,000          199,232         218,844
    Georgia Power Company                             6.350     08/01/03        100,000           98,700         100,078
    Golden West Financial Corporation                 6.000     10/01/03        200,000          176,454         195,794
    Household Financial Corporation                   7.250     05/15/06        300,000          299,970         312,855
    Illinois Power Company                            6.500     08/01/03        100,000           99,383         100,262
    Indiana & Michigan Electric Company               7.000     05/01/98        100,000           91,238         100,065
    Jersey Central Power & Light Company              6.375     05/01/03        100,000           98,795          99,707
    Liberty National Bancorp                          6.750     06/01/03        250,000          249,595         254,930
    Lincoln National                                  7.250     05/15/05        300,000          298,458         311,478
    Mid Penn Telephone                                7.750     03/15/02        260,000          257,673         262,779
    National City Bank Cleveland                      6.500     05/01/03        200,000          191,384         200,656
    Nationsbank Corp                                  8.125     06/15/02        100,000           99,750         107,024
    New York State Electic & Gas Corporation          6.750     10/15/02        100,000           98,026         101,443
    New York Telephone Company                        4.250     01/01/00        100,000           67,227          96,646
    Pacific Gas & Elec Company                        8.750     01/01/01        200,000          199,500         213,550
    Pacific Gas & Elec Company                        6.250     03/01/04        200,000          200,000         200,392
    Pacific Telephone & Telegraph Company             6.500     07/01/03        100,000          100,000          99,355
    Paine Webber Group Incorporated                   7.000     03/01/00        100,000           99,725         101,102
    Penney J C & Company                              6.125     11/15/03        300,000          294,114         296,829
    Progressive Corp                                  6.600     01/15/04         96,000           94,110          96,892
    Public Service Electric & Gas Company             6.750     03/01/06        200,000          197,542         204,070
    Salomon Brothers Incorporated                     6.875     12/15/03        100,000          100,000         102,108
    Santander Financial                               6.800     07/15/05        300,000          297,408         302,736
    Society National Bank                             6.750     06/15/03        100,000           94,150         101,773
    Southern California Edison Company                5.625     10/01/02        200,000          199,092         195,790
    State Street Boston Corporation                   5.950     09/15/03        200,000          169,764         196,468
    Travelers Incorporated                            7.750     06/15/99        100,000          100,000         102,165
    Travelers Incorporated                            6.125     06/15/00        200,000          198,380         199,950
    Union Pacific Railroad Company                    6.000     09/01/03        295,000          263,435         284,823
    Wachovia Corporation                              6.375     04/15/03        100,000           88,149         100,728
    Zeneca                                            6.300     06/15/03        300,000          288,255         300,369
    United Postal Savings                             9.000     07/26/99        500,000          497,594         521,760
                                                                          --------------    -------------  --------------
       Total Corporate Bonds and Debentures                                   9,376,000        9,098,291       9,474,522
                                                                          --------------    -------------  --------------

        Total Fixed Income Fund Investments                                $ 11,353,392     $ 11,077,167    $ 11,451,480
                                                                          ==============    =============  ==============





                  15                              Page 2 of 4

                   JOHN ALDEN EMPLOYEE SAVINGS INCENTIVE PLAN         SCHEDULE I
        ADDITIONAL INFORMATION - SCHEDULE OF ASSETS HELD FOR INVESTMENT
                               DECEMBER  31, 1997


                                                                        NUMBER OF
                                                                        SHARES OR                            FAIR
   IDENTITY OF ISSUE, BORROWER, ETC.               RATE     MATURITY   FACE AMOUNT           COST            VALUE
----------------------------------------          ------   ---------- -------------     --------------   --------------
Equity Fund
-----------

  Short-Term Investments:

    Bankers Trust Pyramid Fund                     5.790      N/A          484,055       $    484,055     $    484,055


Common Stock
------------

    Abbott Laboratories                                                     27,000          1,762,560        1,768,500
    Allied Signal                                                           20,000            211,646          776,260
    Boeing Company                                                          20,000            881,560          978,760
    Bristol-Meyers Squibb                                                   19,000          1,470,159        1,797,875
    CPC International                                                       14,000          1,174,884        1,512,000
    Campbell Soup                                                           47,000          1,380,361        2,731,875
    Carnival Cruise Lines Incorporated                                      23,000            896,912        1,273,625
    Chase Manhattan Corporation                                             10,000            370,860        1,095,000
    Cisco Systems                                                           33,000          1,444,428        1,839,750
    Coca Cola Company                                                       35,000          1,576,791        2,334,080
    Disney Walt Company                                                     17,500            980,488        1,732,500
    DuPont E I De Nemours & Company                                         26,000          1,032,166        1,561,638
    Ford Motors Company Delaware                                            20,000            467,347          971,260
    GAP Incorporated                                                        43,500          1,044,693        1,541,553
    General Electric Company                                                27,000          1,730,185        1,981,125
    Gillette Company                                                        26,000          1,382,110        2,611,388
    Harley Davidson Incorporated                                            18,000            157,858          490,500
    Hershey Foods                                                           14,000            460,375          867,132
    Home Depot Incorporated                                                 45,000          1,434,783        2,649,375
    Intel Corporation                                                       34,400          2,549,939        2,416,600
    Johnson & Johnson                                                       20,600            508,263        1,357,025
    Merck & Company                                                         19,500          1,387,398        2,067,000
    Microsoft Corporation                                                   16,000          2,012,699        2,068,000
    Oracle Corporation                                                      35,000            946,272          780,955
    Pepsico Incorporated                                                    23,000            800,303          833,750
    Pfizer Incorporated                                                     33,000          1,806,860        2,460,579
    Philip Morris Companies Incorporated                                    25,000          1,068,186        1,131,250
    Procter & Gamble                                                        32,000          2,251,839        2,554,016
    Schering-Plough Corporation                                             34,500          1,625,993        2,143,313
    Travelers Incorporated                                                  22,500            906,515        1,212,188
    Tricon Global Restaurants Incorporated                                   3,100             88,636           90,095
    Wal Mart Stores Incorporated                                            45,000          1,179,568        1,774,710
                                                                                        --------------   --------------

       Total Common Stock                                                                  36,992,637       51,403,677
                                                                                        --------------   --------------

               Total Equity Fund Investments                                             $ 37,476,692     $ 51,887,732
                                                                                        ==============   ==============





                    16                            Page 3 of 4

                    JOHN ALDEN EMPLOYEE SAVINGS INCENTIVE PLAN        SCHEDULE I
        ADDITIONAL INFORMATION - SCHEDULE OF ASSETS HELD FOR INVESTMENT
                               DECEMBER  31, 1997


                                                                                 NUMBER OF
                                                                                 SHARES OR                          FAIR
 IDENTITY OF ISSUE, BORROWER, ETC.                          RATE    MATURITY    FACE AMOUNT        COST             VALUE
-----------------------------------                       -------- ----------   -----------   --------------   --------------
Company Stock Fund
------------------

  Short-Term Investments:

     Bankers Trust Pyramid Fund                             5.790      N/A          58,377     $     58,377     $     58,377


Common Stock
------------

     John Alden Financial Corporation                                              103,195        2,456,369        2,515,378
                                                                                              --------------   --------------

                                                                                              --------------   --------------
             Total Company Stock Fund Investments                                              $  2,514,746     $  2,573,755
                                                                                              ==============   ==============





                   17                           Page 4 of 4

                               SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee stock purchase plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    JOHN ALDEN EMPLOYEE SAVINGS
                                    INCENTIVE PLAN



Dated: June 30, 1998                By: /s/ Scott L. Stanton
                                        --------------------
                                        Scott L. Stanton
                                        Trustee

                                EXHIBIT INDEX

Exhibit No.                   Description                              Page No.
-----------                   -----------                              --------

  23.1       Consent of Independent Certified Public Accountants         20

                                       19